Exhibit 1.01

Air Industries Group

Conflict Minerals Report

For The Year Ended December 31, 2024

This report for the year ended December 31, 2025 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and certain of their derivatives, specifically tin, tantalum, tungsten, and gold (3TG). Certain of the products manufactured by or at the direction of subsidiaries of Air Industries Group contain conflict minerals.

If a registrant has reason to believe that the conflict minerals used in its products may have originated in the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, or if they are unable to determine the country of origin of those conflict minerals, then it must exercise due diligence on the conflict minerals’ source of supply and chain of custody. Each registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

This report is not audited as the Rule provides the report need not be subjected to an independent private sector audit.

Company Overview

This report has been prepared by management of Air Industries Group (“Air Industries,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all subsidiaries that are required to be consolidated.

Products Overview

Pursuant to the directions of our customers, we design and manufacture aerospace components, principally structural parts and assemblies that focus on flight safety, including landing gear, arresting gear, engine mounts, flight controls, throttle quadrants and other components. We use a variety of metals in our products, certain of which contain conflict minerals. Nevertheless, for the purposes of the initial assessment required by the Dodd-Frank Act, we chose to make inquiries of all of our suppliers at the time of inquiry rather than only those that supply materials used in those products that contain conflict minerals.

Supply Chain Overview

To determine the origin of conflict minerals used in our products, shortly after the adoption of the Rule, we conducted the required Reasonable Country of Origin Inquiry (RCOI). We reached out to our suppliers principally through questionnaires designed to educate our suppliers regarding the relevant, emerging SEC requirements and our expectations. We examined supply chain responses received from certain of our suppliers shortly after the adoption of the Rule which included information on the origin of the conflict minerals and materials that contain conflict minerals supplied to us, including sources supplied to them from sub-tier suppliers. Shortly thereafter, we integrated sourcing of minerals requirements into our Conflict Minerals Policy and advised our suppliers of our policy. Our suppliers are expected to provide sourcing information regarding materials containing conflict minerals to us per our Conflict Minerals Policy.

Reasonable Country of Origin Inquiry (RCOI) and RCOI Conclusion

As noted above, various products that we manufacture are subject to the reporting obligations of Rule 13p-1.

Based upon the responses we received to the country of origin inquiry we conducted shortly after the adoption of the Rule, the fact that we continue to rely principally on the same suppliers for our raw materials and that much of the raw materials we use is in fact sourced by our customers or from suppliers selected and approved by our customers, we have concluded that our supply chain currently remains “DRC conflict undeterminable”. We reached this conclusion because we have been unable to determine the origin of all of the materials containing conflict minerals used in our manufacturing processes.

Conflict Minerals Policy

We have a Conflicts Mineral policy statement related to responsible sourcing of materials for our products. The statement is available at www.airindustriesgroup.com.

Due Diligence Practices

We do not perform direct audits of smelters, refiners or other suppliers of products. We rely upon audits conducted by industry sponsored third parties and supplier self certification as required by the terms of our contracts.

Steps We Have Taken to Mitigate Risk that Conflict Minerals Benefit Armed Groups.

We are committed to sourcing materials and products from suppliers that share our values with respect to human rights, environmental responsibility, and ethics, and it is our goal to only source such materials and products that are deemed “conflict free.” We have adopted the standard Conflict Minerals reporting templates established by the Conflict-Free Sourcing Initiative (CFSI) and previously engaged in our suppliers through our conflict minerals due diligence communication survey to encourage them to support the objectives of the U.S. regulations on the supply of “Conflict Minerals”. Further, we have included appropriate certifications regarding their sources of supply in our supplier contracts. We continue to look to third party reports and rely upon the directives of our clients to determine which potential suppliers have been determined to be conflict free and which have been unable to verify the source of their conflict minerals and then avoid doing business with those suppliers which have not been determined to be conflict free by reliable sources.